[Baker, Donelson Letterhead]
February 23, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 4720

ATTN: William H. Dorton, Esq.

Re:
Old Line Bancshares, Inc.
Registration Statement on Form S-3
Originally Filed December 22, 2016
File No. 333-215245

Dear Mr. Dorton:

On behalf of Old Line Bancshares, Inc. (the “Company”), we have filed today Pre-Effective Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-3 referenced above.
For your convenience, the comment set forth in your letter dated February 17, 2017 is set forth below, followed by our response.
Exhibit Index

Exhibit 5.1 – Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

1.
Please have counsel revise enumerated opinions (3), (4) and (5) to remove the assumptions contained in sub-clauses (y) and (z), respectively. Please refer to Sections II.B.2.a and 3.a of Staff Legal Bulletin No. 19, which is available on our website.
We have revised the opinion to remove sub-clauses (y) and (z) from opinion paragraphs (3), (4) and (5). Please see Exhibit 5.1 to the Amendment.

* * * * *

We believe that the Amendment is responsive to your comment. If we can be assistance in facilitating the staff’s review, please contact the undersigned at (410) 862-1141 or psomergreif@bakerdonelson.com.
Sincerely, /s/ Penny Somer-Greif Penny Somer-Greif

cc:
James W. Cornelsen
  Mark A Semanie
  Old Line Bancshares, Inc.